EXHIBIT 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation or Organization
Primerica Life Insurance Company (1)	Tennessee
Primerica Financial Services, LLC	Nevada
PFS Investments Inc.	Georgia
Primerica Financial Services (Canada) Ltd.	Canada
Primerica Life Insurance Company of Canada	Canada
National Benefit Life Insurance Company	New York
Peach Re, Inc.	Vermont
Vidalia Re, Inc.	Vermont

(1)	Prior to Primerica Life’s redomestication to Tennessee in December 2017, Primerica Life was a Massachusetts-domiciled life insurance underwriting company.